FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 29, 2011
2.	Financial results for the quarter ended June 30, 2011
3.	Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 29, 2011	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 29, 2011

Performance Review – Quarter ended June 30, 2011

•
53% year-on-year increase in consolidated profit after tax to Rs. 1,667 crore (US$ 373 million) for the quarter ended June 30, 2011 from Rs. 1,091 crore (US$ 244 million) for the quarter ended June 30, 2010

•
30% year-on-year increase in standalone profit after tax to Rs. 1,332 crore (US$ 298 million) for the quarter ended June 30, 2011 from Rs. 1,026 crore (US$ 230 million) for the quarter ended June 30, 2010

•	Current and savings account (CASA) ratio at June 30, 2011 at 41.9%

•	Net non-performing asset ratio decreased to 0.91% at June 30, 2011 from 1.62% at June 30, 2010 and 0.94% at March 31, 2011

•	Strong capital adequacy ratio of 19.57% and Tier-1 capital adequacy of 13.36%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2011.

Profit & loss account

•
Standalone profit after tax increased 30% to Rs. 1,332 crore (US$ 298 million) for the quarter ended June 30, 2011 (Q1-2012) from Rs. 1,026 crore (US$ 230 million) for the quarter ended June 30, 2010 (Q1-2011).

•	Net interest income increased 21% to Rs. 2,411 crore (US$ 539 million) in Q1-2012 from Rs. 1,991 crore (US$ 445 million) in Q1-2011.

•	Fee income increased 12% to Rs. 1,578 crore (US$ 353 million) in Q1-2012 from Rs. 1,413 crore (US$ 316 million) in Q1-2011.

•
Provisions decreased 43% to Rs. 454 crore (US$ 102 million) in Q1-2012 from Rs. 798 crore (US$ 179 million) in Q1-2011, after making additional provisions for sub-standard and doubtful assets in accordance with revised Reserve Bank of India (RBI) guidelines.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

The Bank has continued with its strategy of pursuing profitable growth. In this direction, the Bank continues to leverage its strong corporate franchise, its international presence and its expanded branch network in India. At June 30, 2011, the Bank had 2,533 branches and 6,425 ATMs, the largest branch network among private sector banks in the country.

Credit growth

Advances increased by 20% year-on-year to Rs. 220,693 crore (US$ 49.4 billion) at June 30, 2011 from Rs. 184,378 crore (US$ 41.2 billion) at June 30, 2010.

Deposit growth

Savings deposits increased by 18% year-on-year to Rs. 66,858 crore (US$ 15.0 billion) at June 30, 2011 from Rs. 56,546 crore (US$ 12.7 billion) at June 30, 2010. The CASA ratio at June 30, 2011 was 41.9%, despite the systemic decline in demand deposits.

Capital adequacy

The Bank’s capital adequacy at June 30, 2011 as per RBI’s revised guidelines on Basel II norms was 19.57% and Tier-1 capital adequacy was 13.36%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased 33% to Rs. 2,351 crore (US$ 526 million) at June 30, 2011 from Rs. 3,514 crore (US$ 786 million) at June 30, 2010 and Rs. 2,459 crore (US$ 550 million) at March 31, 2011. The Bank’s net non-performing asset ratio decreased to 0.91% at June 30, 2011 from 1.62% at June 30, 2010 and 0.94% at March 31, 2011. The Bank’s provisioning coverage ratio computed in accordance with RBI guidelines at June 30, 2011 was 76.9% compared to 64.8% at June 30, 2010 and 76.0% at March 31, 2011.

Consolidated profits

Consolidated profit after tax of the Bank increased by 53% to Rs. 1,667 crore (US$ 373 million) in Q1-2012 from Rs. 1,091 crore (US$ 244 million) in Q1-2011.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) maintained its position as the largest private sector life insurer during April-May 2011, based on retail new business weighted received premium. ICICI Life’s profit after tax for Q1-2012 was Rs. 339 crore (US$ 76 million) compared to a loss of Rs. 116 crore (US$ 26 million) during Q1-2011 (excluding surplus of Rs. 235 crore in non-participating policyholders’ funds in Q1-2011). Assets held increased by 13% to Rs. 67,447 crore (US$ 15.1 billion) at June 30, 2011 from Rs. 59,547 crore (US$ 13.3 billion) at June 30, 2010.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during April-May 2011. ICICI General’s gross premium income in Q1-2012 increased by 17% to Rs. 1,303 crore (US$ 291 million) from Rs. 1,118 crore (US$ 250 million) in Q1-2011. ICICI Lombard’s profit after tax for Q1-2012 was Rs. 40 crore (US$ 9 million) compared to a profit of Rs. 33 crore (US$ 7 million) for Q1-2011.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q1-2011	Q1-2012	FY2011
Net interest income	1,991	2,411	9,017
Non-interest income	1,680	1,643	6,648
- Fee income	1,413	1,578	6,419
- Lease and other income	163	90	444
- Treasury income	104	(25)	(215)
Less:
Operating expense	1,425	1,774	6,381
Expenses on direct market
agents (DMAs) 1	36	34	157
Lease depreciation	22	12	79
Operating profit	2,188	2,234	9,048
Less: Provisions	798	454	2,287
Profit before tax	1,390	1,780	6,761
Less: Tax	364	448	1,610
Profit after tax	1,026	1,332	5,151

1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront
2.	Results for FY2011 and Q1-2012 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010
3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	June 30, 2010	June 30, 2011	March 31, 2011
Assets
Cash & bank
balances	30,445	34,894	34,090
Advances	184,378	220,693	216,366
Investments	127,571	139,556	134,686
Fixed & other assets	21,603	20,072	21,092
Total	363,997	415,215	406,234
Liabilities
Net worth	52,823	56,461	55,091
- Equity capital	1,116	1,152	1,152
- Reserves	51,707	55,309	53,939
Deposits	200,913	230,678	225,602
CASA ratio	42.1%	41.9%	45.1%
Borrowings1	94,997	114,051	109,554
Other liabilities	15,264	14,025	15,987
Total	363,997	415,215	406,234
1.	Borrowings include preference shares amounting to Rs. 350 crore
2.	Figures for March 31, 2011 and June 30, 2011 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email at ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 44.70

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
 (Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2011	June 30, 2010	March 31, 2011
		(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,618.52	5,812.54	25,974.05
	a) nterest/discount on advances/bills	4,935.13	3,778.53	16,424.78
	b) ncome on investments	2,251.03	1,658.55	7,905.19
	c) nterest on balances with Reserve Bank of India and other inter-bank funds	113.83	98.06	366.77
	d) hers	318.53	277.40	1,277.31
2.	Other income	1,642.89	1,680.51	6,647.90
3.	TOTAL INCOME (1)+(2)	9,261.41	7,493.05	32,621.95
4.	Interest expended	5,207.60	3,821.49	16,957.15
5.	Operating expenses (e)+(f)+(g)	1,819.78	1,483.49	6,617.25
	e) Employee cost	732.85	575.59	2,816.94
	f) Direct marketing expenses	33.62	35.81	157.03
	g) Other operating expenses	1,053.31	872.09	3,643.28
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	7,027.38	5,304.98	23,574.40
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,234.03	2,188.07	9,047.55
8.	Provisions (other than tax) and contingencies	453.86	797.82	2,286.84
9.	Exceptional items	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,780.17	1,390.25	6,760.71
11.	Tax expense (h)+(i)	447.97	364.27	1,609.33
	h) Current period tax	527.03	515.10	2,141.11
	i) Deferred tax adjustment	(79.06)	(150.83)	(531.78)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,332.20	1,025.98	5,151.38
13.	Extraordinary items (net of tax expense)	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,332.20	1,025.98	5,151.38
15.	Paid-up equity share capital (face value Rs. 10/-)	1,152.18	1,115.50	1,151.82
16.	Reserves excluding revaluation reserves	55,308.14	51,707.33	53,938.83
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..
	ii) Capital adequacy ratio	19.57%	20.20%	19.54%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for three months)(in Rs.)	11.56	9.20	45.27
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for three months)(in Rs.)	11.51	9.16	45.06
18.	NPA Ratio1
	i) Gross non-performing advances (net of write-off)	9,982.76	9,829.03	10,034.26
	ii) Net non-performing advances	2,302.52	3,456.18	2,407.36
	iii) % of gross non-performing advances (net of write-off) to gross advances	4.36%	5.14%	4.47%
	iv) % of net non-performing advances to net advances	1.04%	1.87%	1.11%
19.	Return on assets (annualised)	1.30%	1.15%	1.35%
20.	Public shareholding
	i) No. of shares	1,152,129,421	1,115,458,683	1,151,772,372
	ii) Percentage of shareholding	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..
1.
At June 30, 2011, the percentage of gross non-performing customer assets to gross customer assets was 3.79% and net non-performing customer assets to net customer assets was 0.91%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
	At
Particulars	June 30, 2011	June 30, 2010	March 31, 2011
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,152.18	1,115.50	1,151.82
Employees stock options outstanding	0.81	..	0.29
Reserves and surplus	55,308.14	51,707.33	53,938.83
Deposits	230,677.76	200,913.46	225,602.11
Borrowings (includes preference shares and subordinated debt)	114,051.03	94,997.21	109,554.28
Other liabilities	14,025.37	15,263.63	15,986.34
Total Capital and Liabilities	415,215.29	363,997.13	406,233.67

Assets
Cash and balances with Reserve Bank of India	19,218.36	20,381.81	20,906.97
Balances with banks and money at call and short notice	15,676.01	10,063.63	13,183.11
Investments	139,555.95	127,571.18	134,685.96
Advances	220,693.03	184,378.09	216,365.90
Fixed assets	4,699.42	4,289.12	4,744.26
Other assets	15,372.52	17,313.30	16,347.47
Total Assets	415,215.29	363,997.13	406,233.67

CONSOLIDATED FINANCIAL RESULTS

 (Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2011	June 30, 2010	March 31, 2011
		(Unaudited)	(Unaudited)	(Audited)
1.	Total income	14,749.79	13,535.31	61,594.70
2.	Net profit	1,666.77	1,091.00	6,093.27
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months)(in Rs.)	14.47	9.78	53.54
	b) Diluted EPS (not annualised for three months)(in Rs.)	14.37	9.74	53.25

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2011	June 30, 2010	March 31, 2011
		(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	4,682.83	3,827.78	15,973.49
b	Wholesale Banking	5,644.05	4,214.89	19,323.27
c	Treasury	7,013.95	5,518.80	23,744.18
d	Other Banking	70.02	73.75	430.31
	Total segment revenue	17,410.85	13,635.22	59,471.25
	Less: Inter segment revenue	8,149.44	6,142.17	26,849.30
	Income from operations	9,261.41	7,493.05	32,621.95
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(84.14)	(217.33)	(514.19)
b	Wholesale Banking	1,205.52	929.84	4,899.70
c	Treasury	635.05	656.15	2,200.70
d	Other Banking	23.74	21.59	174.50
	Total segment results	1,780.17	1,390.25	6,760.71
	Unallocated expenses	..	..	..
	Profit before tax	1,780.17	1,390.25	6,760.71
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(90,850.77)	(54,123.90)	(87,448.42)
b	Wholesale Banking	82,868.20	40,181.79	80,539.62
c	Treasury	58,192.33	61,325.72	54,883.25
d	Other Banking	817.29	547.30	963.00
e	Unallocated	5,434.08	4,891.92	6,153.49
	Total	56,461.13	52,822.83	55,090.94

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“ Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

3.	The provision coverage ratio of the Bank at June 30, 2011, computed as per the RBI circular dated December 1, 2009, is 76.9% (March 31, 2011: 76.0%; June 30, 2010: 64.8%).
4.
In accordance with the clarification issued by Insurance Regulatory and Development Authority (IRDA) dated December 27, 2010 stating that the surplus arising on the non-participating policyholders’ funds may be recognised in the profit and loss account on a quarterly basis instead of only at financial year-end, ICICI Prudential Life Insurance Company (ICICI Life) transfers the surplus on the non-participating policyholders’ funds in the profit and loss account on a quarterly basis with effect from the quarter ended December 31, 2010 (Q3-2011). Accordingly, the net loss after tax of ICICI Life for the quarter ended June 30, 2010 (Q1-2011) of Rs. 115.89 crore does not include the surplus on the non-participating policyholders’ funds of Rs. 234.71 crore, which was transferred to the profit and loss account in Q3-2011.

5.	During the three months ended June 30, 2011, the Bank has allotted 357,049 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints/grievances for the three months ended June 30, 2011:

Opening balance	Additions	Disposals	Closing balance
0	36	34	2

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on July 29, 2011.
9.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
10.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : July 29, 2011	Executive Director & CFO

Item 3

6th Floor, Express Towers Nariman Point Mumbai-400 021, India Tel: +91 22 6657 9200 Fax: +91 22 2287 6401

Auditor’s Report on Quarterly Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended June 30, 2011, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 904,631.6 million as at June 30, 2011, the total revenue of Rs. 11,661.2 million for the quarter ended June 30, 2011 and net cash flows amounting to Rs. 49,970.5 million for the quarter then ended. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results:

(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit for the quarter ended June 30, 2011.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

/s/ Shrawan Jalan
per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai; July 29, 2011